SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,679,163

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 33,679,163

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,679,163

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 18.55%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)   Calculated based on 181,553,357 shares of Common Stock outstanding as of February 4, 2011, based on information from the Issuer.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on February 1, 2010, as amended by Amendment No. 1 filed with the Commission on March 3, 2010, Amendment No. 2 filed with the Commission on November 10, 2010, and Amendment No. 3 filed with the Commission on November 22, 2010 (collectively, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On February 4, 2011, the Reporting Person and the Issuer entered into a subscription agreement (the “Subscription Agreement”) pursuant to which on February 4, 2011 the Reporting Person purchased from the Issuer 1,797,600 shares of Common Stock (the “Initial Shares”) at a price of $10.4784 per share.  The Reporting Person used available cash on hand to purchase the Initial Shares.

In addition, pursuant to the Subscription Agreement, the Reporting Person agreed to purchase an additional 5,502,400 shares of Common Stock (the “Additional Shares”) at a price of $10.4784 per share, subject to, among other things, the receipt of approval of the Company’s stockholders as required under Rule 312.03 of the New York Stock Exchange Listed Company Manual, which approval will be sought at the Company’s 2011 annual meeting of stockholders.  Pursuant to the Subscription Agreement, Liberty agreed to vote all shares of Common Stock held by it on the record date for the Issuer’s 2011 annual meeting in favor of the proposal to issue the Additional Shares to Liberty.  The Reporting Person intends to use available cash on hand to purchase the Additional Shares.

In addition to customary representations, warranties and closing conditions, the Subscription Agreement provides that, for the period between February 4, 2011 and the earlier to occur of the purchase of the Additional Shares and the termination of the Subscription Agreement, Liberty will not acquire more than 26,290,786 shares of Common Stock, which is the number of shares of Common Stock, when combined with the Additional Shares and the number of shares of Common Stock beneficially owned by Liberty as of February 4, 2011 (which includes the Initial Shares), that would cause Liberty’s beneficial ownership of shares of Common Stock to exceed the Applicable Percentage.

The foregoing is a summary of the material terms of the Subscription Agreement and does not purport to cover all of the provisions of the Subscription Agreement and is qualified in its entirety by reference to the full text of the agreement, which has been filed as Exhibit 7(d) hereto and is incorporated herein by reference.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 3 above is incorporated by reference in this Item 4.  The Reporting Person entered into the Subscription Agreement and agreed to acquire the Initial Shares and the Additional Shares after the Issuer completed a separate transaction on February 4, 2011 pursuant to which the Issuer acquired substantially all of the remaining equity interests of Front Line Management Group, Inc. for a combination of cash and stock.  The Reporting Person entered into the Subscription Agreement because the acquisition of the Initial Shares and Additional Shares pursuant thereto was a good investment opportunity for the Reporting Person.

Pursuant to the Stockholder Agreement, Liberty is entitled to designate two persons for appointment to the Issuer’s Board of Directors.  Prior to the date of this Amendment, Liberty’s designees on the Issuer’s Board of Directors were John C. Malone, the Chairman of the Board of Directors of Liberty, and Mark D. Carleton, Senior Vice President of Liberty.  On February 4, 2011, Dr. Malone resigned as Chairman of the Board of the Issuer and a director of the Issuer, and on such date Liberty designated Gregory B. Maffei, the President and Chief Executive Officer of Liberty, to replace Dr. Malone as one of Liberty’s designees on the Issuer’s Board of Directors.  On February 4, 2011, the Board of Directors of the Issuer appointed Mr. Maffei as a director of the Issuer and as Chairman of the Executive Committee of the Issuer’s Board of Directors.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described herein and in Item 6 of the Liberty Schedule 13D.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and replaced in its entirety with the following:

(a) and (b)                      The Reporting Person has the sole power to vote or to direct the voting of 33,679,163 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 18.55% of the outstanding shares of Common Stock. For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 181,553,357 as of February 4, 2011, based on information provided by the Issuer.

(c)                                                               Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.  The following transactions were effected in the Common Stock by the Schedule 1 Person noted below:

•                  On December 2, 2010, John C. Malone, Chairman of the Board of Directors of Liberty, received from the Issuer a grant of 12,171 shares of restricted Common Stock for serving as a director of the Issuer;

•                  On December 21, 2010, the wife of Charles Tanabe, Executive Vice President and General Counsel of Liberty, gifted 162 shares of Common Stock to a charitable organization; and

•                  On February 4, 2011, Gregory B. Maffei, Chief Executive Officer and President of Liberty, received from the Issuer a grant of 4,071 shares of restricted Common Stock for serving as a director of the Issuer.

(d)                                                              Not applicable.

(e)                                                               Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Items 3 and 4 of this Amendment is hereby incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

7(a)

Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated February 13, 2009 and incorporated herein by reference).

7(b)

Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K dated January 29, 2010 and incorporated herein by reference).

7(c)	Press Release issued by Liberty Media Corporation on January 26, 2010 (incorporated by reference to Exhibit 99.1 to Liberty Media Corporation’s Current Report on Form 8-K filed on January 27, 2010).

7(d)

Subscription Agreement, dated February 4, 2011, between Liberty Media Corporation and Live Nation Entertainment, Inc. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 7, 2011 and incorporated herein by reference).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Executive Vice President and
General Counsel

Dated: February 9, 2011

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stockholder Agreement, dated as of February 10, 2009, by and among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC, and Ticketmaster Entertainment, Inc. (filed as Exhibit 10.2 to Issuer’s Current Report on Form 8-K dated February 13, 2009 and incorporated herein by reference).

7(b)

Registration Rights Agreement, dated as of January 25, 2010, by and among Liberty Media Corporation, Liberty USA Holdings, LLC, and Live Nation, Inc. (filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K dated January 29, 2010 and incorporated herein by reference).

7(c)	Press Release issued by Liberty Media Corporation on January 26, 2010 (incorporated by reference to Exhibit 99.1 to Liberty Media Corporation’s Current Report on Form 8-K filed on January 27, 2010).

7(d)

Subscription Agreement, dated February 4, 2011, between Liberty Media Corporation and Live Nation Entertainment, Inc. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 7, 2011 and incorporated herein by reference).